Jingbo Technology, Inc.

Building B8, China Zhigu, Yinhu Street,

Fuyang District, Hangzhou,

Zhejiang, China

+86 57187197085

Via Edgar

February 28, 2025

Morgan Youngwood and Stephen Krikorian

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C. 20549

Re:	Jingbo Technology, Inc. (the “Company”)
Form 10-K/A for the Fiscal Year Ended February 29, 2024
Form 10-K for the Fiscal Year Ended February 29, 2024
File No. 000-56570

Dear Messrs Youngwood and Krikorian:

This letter is to confirm our telephone conversation through counsel with you on February 26, 2025 regarding our request for an extension of time to respond to your comment letter dated February 13, 2025. We are working expeditiously to respond to the comment letter. However, as discussed, we require additional time to prepare a response. As a result, we respectfully request that you allow us to submit our response by March 14, 2025.

If you have any questions about this response or require additional information, please contact me at zgw_savmobi@163.com or our counsel Rongwei Xie at +1-202-290-5504.

Respectfully submitted,

Jingbo Technology, Inc.

/s/ Zhang Guowei

Zhang Guowei

President, Chief Executive Officer, Chief Financial Officer and Secretary and Director